June 13, 2014

Ms. Mary Cole
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Don Felice Special Counsel T. 215-979-3884 F. 215-988-4320 dfelice@mccarter.com	Re:	HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Preliminary Proxy Statement

McCarter & English, LLP BNY Mellon Center 1735 Market Street - Suite 700 Philadelphia, PA 19103-7501 T. 215.979.3800 F. 215.979.3899 www.mccarter.com

Dear Ms. Cole:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of June 12, 2014 with respect to Registrant’s Preliminary Proxy Statement files on June 6, 2014.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

BOSTON HARTFORD NEW YORK

1.      You noted that in the section describing the Board’s considerations the proxy statement stated that Parametric was initially expected to manage more than $50 million in assets, while elsewhere it was stated that Parametric was not expected to be allocated any assets initially.

NEWARK PHILADELPHIA

Response: The statement in the Board considerations section was included in error and was based on plans which have been superseded due to changed market conditions. The disclosure will be corrected accordingly.

STAMFORD WASHINGTON, DC	2. In the section describing the Agreements, you requested additional disclosure regarding the manner in which the fee breakpoint will be applied across the multiple Portfolios.
WILMINGTON

Response: As we discussed, the “Combined Assets” fee structure is relatively common in the Trust’s Portfolios and breakpoints are applied pro-rata across all accounts included in the Combined Asset calculation. The disclosure will be revised as requested.

June 13, 2014

3.      You requested that the Pro Forma fee tables include additional disclosure with respect to the fact that, depending on allocations of assets among managers, the overall management fees payable by the Portfolios could increase in the future as a result of the approval of these agreements.

Response: The disclosure will be revised as requested.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 979-3884.

Very truly yours,

/s/ Don E. Felice

Don E. Felice